EXHIBIT 99.1

Brookfield Infrastructure Reports Strong Third Quarter Results as FFO Increases 24%

BROOKFIELD, NEWS, Nov. 02, 2022 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the third quarter ended September 30, 2022.

“Brookfield Infrastructure had record quarterly results as a function of our high quality asset base, proven risk management approach and execution of our asset rotation strategy,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “Our strategic and financial principles provide a basis to capitalize on deep value investments when these opportunities arise.”

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited[1]	2022	2021	2022	2021
Net income[2]	$113	$413	$359	$955
– per unit[3,4]	$0.05	$0.48	$0.17	$1.07
FFO[5]	$525	$422	$1,531	$1,247
– per unit[4,6]	$0.68	$0.59	$1.99	$1.77

Brookfield Infrastructure reported net income of $113 million for the three-month period ended September 30, 2022 compared to $413 million in the prior year. Current year results benefited from recent acquisitions and organic growth across our base business, as well as mark-to-market gains on our foreign currency hedging program. Prior year results included a gain of approximately $425 million recognized on the sale of our U.S. district energy business. After removing the impact of disposition gains, net income increased by $125 million relative to the prior year.

Funds from operations (FFO) for the third quarter was $525 million, increasing 24% relative to the comparable period. Organic growth for the quarter was robust at 10%, reflecting the benefits of elevated inflation levels impacting tariffs and the commissioning of approximately $1.2 billion of capital projects in the last 12 months. Additionally, approximately $2 billion of capital was deployed in acquisitions over the same period that contributed to results.

Segment Performance

All of our segments had a strong quarter, with midstream improving the most from the prior year. The following table presents FFO by segment:

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited[1]	2022	2021	2022	2021
FFO by segment
Utilities	$196	$182	$551	$538
Transport	203	181	587	516
Midstream	172	103	538	309
Data	60	58	178	178
Corporate	(106)	(102)	(323)	(294)
FFO[5]	$525	$422	$1,531	$1,247

FFO from our utilities segment was 8% above the prior year at $196 million. The base business benefited from inflation indexation and the commissioning of approximately $500 million of capital into the rate base during the last 12 months. Results also benefited from the contribution of two Australian utility acquisitions completed earlier this year. The positive contributions were partially offset by the impact of increased borrowing costs at our Brazilian utilities, as well as the prior year contribution from our North American district energy platform that we sold last year.

FFO for the transport segment was $203 million for the quarter, an increase of 12% compared to the prior year. Results benefited from strong organic growth driven by higher rates in line with inflation and stronger volumes. Prior year results included contributions from businesses that were sold including our U.S. container terminal in the second quarter and our Chilean toll road operation in 2021.

Our midstream segment generated $172 million of FFO, an approximately 65% increase over the prior year. This result was primarily due to the contribution from our diversified Canadian midstream operations, which only partially contributed in the comparable period. At a base business level, results continue to be strong with high utilization of our infrastructure and elevated market sensitive revenues.

Our highly contracted data businesses continue to perform well in the current environment with FFO increasing to $60 million for the quarter. Underlying growth from additional points of presence, incremental megawatts commissioned, and inflationary price escalators were partially offset by the impact of foreign exchange during the quarter.

Update on Strategic Initiatives

In August, we announced a partnership with Intel Corporation to invest in a $30 billion semiconductor foundry in Arizona. Brookfield will be providing approximately $15 billion over the construction period for a 49% interest in the facility. The majority of our capital commitment has been sourced from non-recourse debt, with base interest rate exposure fully hedged concurrent with signing. Moreover, the majority of the Brookfield’s approximately $2 billion equity investment ($500 million net to BIP) is back-end weighted closer to the operational phase of the project.

This investment is structured to achieve an attractive risk-adjusted return. We draw parallels to other data investments such as hyperscale data centers that are generally contracted on a long-term basis, with highly creditworthy counterparties, where we do not assume technological risk. In this instance, we view Intel to be a creditworthy and market-leading partner. The transaction is expected to close by the end of 2022 and is thematically an example of the large-scale capital required to support the onshoring of critical supply chains.

For the balance of the year, our focus will be on closing the remaining two announced transactions, HomeServe and DFMG, in Q4 2022 and Q1 2023, respectively. Once closed, we will transition our focus to the execution of our growth plans in both businesses.

  At HomeServe, we are splitting the company’s U.S. and European operations to integrate them with existing portfolio businesses in each geography. We plan to accelerate growth by expanding our residential infrastructure product and service offering to a wider customer base.
  At DFMG, we are acquiring a marquee portfolio of 36,000 towers in Germany and Austria that also includes a greenfield development portfolio of an additional 5,200 build-to-suit towers. These additional towers are to be constructed over the next five-years and underpinned by the credit quality of Deutsche Telekom. In addition to the built-in organic growth, we plan to use this business as a platform for follow-on opportunities in the fragmented European telecom tower market.

On the capital recycling front, earlier this year, we signed agreements to sell three mature businesses for approximately $600 million of proceeds. These sales were in addition to the sale of our U.S. container terminal that closed earlier this year for approximately $350 million. Of the three secured sales, our New Zealand telecom tower portfolio sale closed November 1st, our Brazilian electricity transmission lines are expected to close in November and the Indian toll roads are on track to close by year end. In addition, several sales processes are underway that, combined, are expected to generate approximately $1.5 billion of proceeds.

Distribution and Dividend Declaration

The Board of Directors of BIP has declared a quarterly distribution in the amount of $0.36 per unit, payable on December 30, 2022 to unitholders of record as at the close of business on November 30, 2022. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the capital gains dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.36 per share, also payable on December 30, 2022 to shareholders of record as at the close of business on November 30, 2022.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Third Quarter 2022 Results, as well as Letter to Unitholders and Supplemental Information, at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am EST, please pre-register at https://register.vevent.com/register/BIb02b1f835b0b4db6829a3dcea3a8352c. Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/kpw9c52e.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://www.brookfield.com/our-businesses/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $750 billion of assets under management. For more information, go to https://www.brookfield.com.

Contact Information

Media Sebastien Bouchard Vice President, Communications Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investor Relations Stephen Fukuda Vice President, Corporate Development & Investor Relations Tel: +1 (416) 956-5129 Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP and BIPC’s respective units and shares, and may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as the COVID-19 on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 11 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC Exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2022 were 458.2 million and 458.0 million (2021: 443.4 million and 443.3 million).
  On June 10, 2022, Brookfield Infrastructure completed a three-for-two stock split of BIP units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. Brookfield Infrastructure’s preferred units were not affected by the stock split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units due to the stock split.
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. FFO includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 9 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and nine-month periods ended September 30, 2022 were 771.3 million and 771.2 million (2021: 710.7 million and 702.0 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept. 30, 2022	Dec. 31, 2021

Assets
Cash and cash equivalents	$1,053	$1,406
Financial assets	414	477
Property, plant and equipment and investment properties	36,467	39,310
Intangible assets and goodwill	20,050	23,193
Investments in associates and joint ventures	5,499	4,725
Deferred income taxes and other	8,477	4,850
Total assets	$71,960	$73,961

Liabilities and partnership capital
Corporate borrowings	$3,810	$2,719
Non-recourse borrowings	25,282	26,534
Financial liabilities	1,990	3,240
Deferred income taxes and other	15,824	15,077

Partnership capital
Limited partners	5,200	5,702
General partner	28	31
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,186	2,408
Exchangeable units/shares[1]	1,321	1,454
Perpetual subordinated notes	293	—
Interest of others in operating subsidiaries	15,108	15,658
Preferred unitholders	918	1,138
Total partnership capital	25,054	26,391
Total liabilities and partnership capital	$71,960	$73,961
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC Exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended September 30		For the nine months ended September 30
US$ millions, except per unit information, unaudited	2022	2021	2022	2021

Revenues	$3,627	$2,939	$10,719	$8,285
Direct operating costs	(2,590)	(2,132)	(7,808)	(5,872)
General and administrative expense	(109)	(102)	(338)	(293)
	928	705	2,573	2,120
Interest expense	(480)	(368)	(1,358)	(1,085)
Share of earnings from associates and joint ventures	5	24	25	101
Mark-to-market on hedging items	127	(24)	264	(4)
Other (expense) income	(86)	314	1	1,658
Income before income tax	494	651	1,505	2,790
Income tax expense
Current	(70)	(91)	(370)	(259)
Deferred	(63)	(24)	(55)	(276)
Net income	361	536	1,080	$2,255
Non-controlling interest of others in operating subsidiaries	(248)	(123)	(721)	(1,300)
Net income attributable to partnership	$113	$413	$359	$955

Attributable to:
Limited partners	$32	$225	$108	$506
General partner	60	53	180	154
Non-controlling interest
Redeemable partnership units held by Brookfield	13	93	45	209
Exchangeable units/shares[1]	8	42	26	86
Basic and diluted earnings per unit attributable to:
Limited partners[2]	$0.05	$0.48	$0.17	$1.07
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC Exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2022 were 458.2 million and 458.0 million, respectively (2021: 443.4 million and 443.3 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2022	2021	2022	2021

Operating Activities
Net income	$361	$536	$1,080	$2,255
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	64	3	210	(15)
Depreciation and amortization expense	520	525	1,616	1,486
Mark-to-market on hedging items, provisions and other	(64)	(252)	(243)	(1,600)
Deferred income tax expense	63	24	55	276
Change in non-cash working capital, net	(268)	81	(573)	(195)
Cash from operating activities	676	917	2,145	2,207

Investing Activities
Net (investments in) proceeds from:
Operating assets	(271)	(2,029)	(313)	414
Associates	(193)	—	(589)	412
Long-lived assets	(761)	(579)	(2,074)	(1,302)
Financial assets	8	(236)	27	(212)
Net settlements of foreign exchange contracts	89	8	113	(9)
Cash used by investing activities	(1,128)	(2,836)	(2,836)	(697)

Financing Activities
Distributions to limited and general partners	(354)	(318)	(1,065)	(926)
Net borrowings:
Corporate	493	648	1,311	257
Subsidiary	217	1,452	1,610	2,075
Deposit repaid to parent	—	(201)	—	(545)
Net preferred units redeemed	—	(206)	(243)	(12)
Partnership units issued	3	3	11	9
Settlement of deferred consideration	(118)	—	(1,155)	—
Net capital provided by (to) non-controlling interest and other	122	1,326	1	(1,172)
Cash from (used by) financing activities	363	2,704	470	(314)

Cash and cash equivalents
Change during the period	$(89)	$785	$(221)	$1,196
Cash reclassified as held for sale	(101)	(161)	(131)	(161)
Impact of foreign exchange on cash	(58)	(59)	(1)	(62)
Balance, beginning of period	1,301	1,275	1,406	867
Balance, end of period	$1,053	$1,840	$1,053	$1,840

Brookfield Infrastructure Partners L.P.
Reconciliation of Net Income to Funds from Operations

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2022	2021	2022	2021

Net income	$361	$536	$1,080	$2,255
Add back or deduct the following:
Depreciation and amortization	520	525	1,616	1,486
Share of earnings from investments in associates and joint ventures	(5)	(24)	(25)	(101)
FFO contribution from investments in associates and joint ventures[1]	227	184	648	543
Deferred tax expense	63	24	55	276
Mark-to-market on hedging items	(127)	24	(264)	4
Gain on disposition of subsidiaries, associates and joint ventures[2]	—	(424)	(75)	(1,872)
Other expense[3]	154	156	248	331
Consolidated Funds from Operations	$1,193	$1,001	$3,283	$2,922
FFO Attributable to non-controlling interests[4]	(668)	(579)	(1,752)	(1,675)
FFO	$525	$422	$1,531	$1,247
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Gains on disposition of subsidiaries, associates and joint ventures are presented net of gains/losses relating to foreign currency translation reclassified from accumulated comprehensive income to other income (expense) on the Consolidated Statement of Operating Results.
  Other expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on the disposition of subsidiaries, associates and joint ventures, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended September 30		For the nine months ended September 30
US$, unaudited	2022	2021	2022	2021

Earnings per limited partnership unit[1]	$0.05	$0.48	$0.17	$1.07
Add back or deduct the following:
Depreciation and amortization	0.40	0.38	1.25	1.17
Deferred taxes and other items	0.23	(0.27)	0.57	(0.47)
FFO per unit[2]	$0.68	$0.59	$1.99	$1.77
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2022 were 458.2 million and 458.0 million, respectively (2021: 443.4 million and 443.3 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and nine-month periods ended September 30, 2022 were 771.3 million and 771.2 million, respectively (2021: 710.7 million and 702.0 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation
Reports Third Quarter 2022 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.36 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on December 30, 2022 to shareholders of record as at the close of business on November 30, 2022. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of BIP (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units, and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to thoroughly review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at www.brookfield.com/infrastructure. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Results

The net income and funds from operations1 (FFO) of BIPC are captured in the Partnership’s financial statements and results.

BIPC reported net income of $331 million for the three-month period ended September 30, 2022, compared to $213 million in the prior year. Current quarter earnings benefited from $149 million of incremental revaluation gains on our Shares that are classified as liabilities under IFRS and organic growth, partially offset by foreign currency translation losses.

FFO increased to $119 million this quarter, representing a 6% increase compared to the same period in the prior year. The current quarter benefited from capital commissioned into rate base, higher connections activity at our U.K. regulated distribution business, inflationary tariff increases and the acquisition of our Australian regulated utility earlier this year. These benefits were partially offset by an increase in financing costs resulting from higher rates and incremental borrowings at our Brazilian regulated transmission operation, as well as an increase in the base management fee following growth in our market capitalization.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP’s and BIPC’s respective units and Shares, the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as COVID-19 on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We also exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. FFO includes balances attributable to our company generated by investments in associates accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 16 of this release. Readers are encouraged to consider both measures in assessing our company’s results.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept. 30, 2022	Dec. 31, 2021

Assets
Cash and cash equivalents	$265	$469
Due from Brookfield Infrastructure	530	1,093
Property, plant and equipment	4,177	4,803
Intangible assets	2,745	2,687
Investments in associates	410	—
Goodwill	498	489
Deferred tax asset and other	614	545
Total assets	$9,239	$10,086

Liabilities and Equity
Accounts payable and other	$627	$605
Loans payable to Brookfield Infrastructure	26	131
Exchangeable and class B shares	3,967	4,466
Non-recourse borrowings	4,265	3,556
Financial liabilities	25	995
Deferred tax liabilities and other	1,557	1,757

Equity
Equity in net assets attributable to the Partnership	(1,867)	(2,127)
Non-controlling interest	639	703
Total equity	(1,228)	(1,424)
Total liabilities and equity	$9,239	$10,086

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2022	2021	2022	2021

Revenues	$454	$414	$1,394	$1,229
Direct operating costs	(121)	(136)	(386)	(422)
General and administrative expenses	(17)	(12)	(54)	(32)
	316	266	954	775

Interest expense	(147)	(77)	(392)	(208)
Share of earnings from investments in associates	8	—	4	—
Remeasurement of exchangeable and class B shares	257	108	516	(168)
Mark-to-market and other (expense) income	(32)	(7)	64	114
Income before income tax	402	290	1,146	513
Income tax (expense) recovery
Current	(53)	(60)	(253)	(164)
Deferred	(18)	(17)	64	(157)
Net income	$331	$213	$957	$192

Attributable to:
Partnership	$229	$122	$529	$(99)
Non-controlling interest	102	91	428	291

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2022	2021	2022	2021

Operating Activities
Net income	$331	$213	$957	$192
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	1	—	22	—
Depreciation and amortization expense	51	65	159	210
Mark-to-market on hedging items and other	51	21	(3)	(99)
Remeasurement of exchangeable and class B shares	(257)	(108)	(516)	168
Deferred income tax expense (recovery)	18	17	(64)	157
Change in non-cash working capital, net	19	52	14	(9)
Cash from operating activities	214	260	569	619

Investing Activities
Disposal of subsidiaries, net of cash disposed	—	—	—	817
Investments in associates	—	—	(455)	—
Purchase of long-lived assets, net of disposals	(122)	(109)	(375)	(305)
Purchase of financial assets and other	—	—	(71)	(76)
Cash (used by) from investing activities	(122)	(109)	(901)	436

Financing Activities
Distributions to non-controlling interest	(276)	(92)	(412)	(373)
Proceeds from borrowings, net of repayments	(50)	—	1,520	(174)
Net capital provided to non-controlling interest and other	—	—	—	(283)
Settlement of deferred consideration	—	—	(1,037)	—
Cash (used by) from financing activities	(326)	(92)	71	(830)

Cash and cash equivalents
Change during the period	$(234)	$59	$(261)	$225
Impact of foreign exchange on cash	(13)	(23)	57	(11)
Balance, beginning of period	512	370	469	192
Balance, end of period	$265	$406	$265	$406

Brookfield Infrastructure Corporation
Statements of Funds from Operations

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2022	2021	2022	2021

Net income	$331	$213	$957	$192
Add back or deduct the following:
Depreciation and amortization	51	65	159	210
Share of earnings from investments in associates	(8)	—	(4)	—
FFO contribution from investments in associates[1]	19	—	39	—
Deferred income tax expense (recovery)	18	17	(64)	157
Mark-to-market on hedging items and foreign currency revaluation	44	(23)	(38)	2
Gain on disposition of subsidiaries	—	—	—	(175)
Other (income) expenses[2]	(7)	32	24	63
Remeasurement of exchangeable and class B shares	(257)	(108)	(516)	168
Dividends classified as interest expense and interest expense on intercompany loans	39	38	119	110
Consolidated Funds from Operations	230	234	676	727
FFO attributable to non-controlling interests[3]	(111)	(122)	(339)	(393)
FFO	$119	$112	$337	$334
  FFO contribution from investments in associates correspond to the FFO attributable to our company that are generated by its investments in associates accounted for using the equity method.
  Other (income) expenses correspond to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Other (income) expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to the partnership.